

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

Via E-mail
Ms. Martha Fusco
Interim Chief Financial Officer and
  Vice President, Finance and Corporate Controller
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania  15650

> **Re:** **Kennametal, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 13, 2014**
> **File No. 001-05318**

Dear Ms. Fusco:

We have reviewed your March 13, 2015 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 19. Segment Data, page 57

1.  We note your response to our prior comment 2. In order to assist us with our evaluation of how you considered the guidance in FASB ASC 280, please address the following comments:

    - Please summarize for us the "other key financial information" that is provided as part of the financial and business information to the Chief Operating Decision Maker;

    - Clarify for us who is responsible for this other key financial information.

- Clarify for us how often the CODM reviews and/or discusses this other key financial information.

2. You state in your response that the Chief Operating Decision maker makes business decisions such as capital expenditures, restructuring decisions and potential acquisitions at your current reportable segment level. We note these decisions appear to be more strategic in nature. Please expand your prior response to discuss the operating decisions you're your CODM makes on an ongoing basis, including those decisions relating to generation of revenue and incurrence of expenses. Discuss the information that the CODM uses to make these decisions.

3. You state that your acquired businesses are integrated into your current operating segments and that minimal discrete financial data is available for the acquired businesses. However, we note from your January 29, 2015 earnings call that you attribute the goodwill impairment to the Stellite acquisition. Please explain to us in more detail what discrete financial information is available and reviewed by your Chief Operating Decision Maker. Clarify for us how, in light of your separate disclosures that the acquired businesses are integrated into the segments, you were able to determine that this impairment of goodwill relates to Stellite.

4. We note in your response to the final bullet in prior comment 2, you discuss the large number of products you offer and that no single product accounts for more than one percent of your revenues. However, it is not clear how your analysis that led to your conclusion that it is impracticable to provide the disclosures required by FASB ASC 280-10-50-40 considered your product groups. In this regard, we note from your website that you group your products into six categories: metalworking tools, mining, construction, precision surface solutions, engineered wear solutions, and powdered materials and equipment. Separately, we note you discuss your results in terms of percentage changes in revenues by product end markets such as earthworks, transportation, energy, aerospace and defense and general engineering. Please explain to us why, at a minimum, you are not able to provide disclosure of revenues by these product groups in order to comply with FASB ASC 280-10-50-40.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief